# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OS Therapies Incorporated, CIK 0001795091
CUSIP: 68764Y207
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 115 Pullman Crossing Road, Suite 103, Grasonville, Maryland (MD), 21638
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001132317

## Reporting persons
- Thomas A. Satterfield, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 296,930; shared voting power 2,818,751; sole dispositive power 296,930; shared dispositive power 2,818,751; aggregate amount beneficially owned 3,115,681 (9.4% of the class)
  Comment: * Based on (i) 28,097,697 shares of common stock of the issuer outstanding as of May 13, 2025, as reported by the issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025 and (ii) the sale of an additional 3,764,995 shares of common stock as reported by the issuer in its Current Report on Form 8-K filed on July 14, 2025. In addition to 1,943,806 shares of common stock, the Reporting Person may be deemed to beneficially own (i) 558,034 shares of the issuer's Series A Senior Convertible Preferred Stock, par value $0.001 per share (the "Series A Preferred Stock"), convertible into shares of the issuer's common stock based upon the conversion ratio set forth in the applicable Certificate of Designation (initially on a one-for-one basis, subject to adjustment) and (ii) 613,841 warrants to purchase one share of common stock (the "Warrants"), at an initial exercise price of $3.00 per share (subject to adjustment). The share numbers set forth herein represent the number of shares of common stock held by the Reporting Person and assume the conversion of the Series A Preferred Stock into common stock and the exercise of the Warrants.

## Item 1. Issuer
Name of issuer: OS Therapies Incorporated
Address of issuer's principal executive offices: 115 Pullman Crossing Road, Suite 103, Grasonville, MD 21638

## Item 2. Person Filing
Name of person filing: Thomas A. Satterfield, Jr.
Address of principal business office or, if none, residence:
15 Colley Cove Drive
Gulf Breeze, Florida 32561
Citizenship: Incorporated by reference from Item 4 of the Cover Page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Incorporated by reference from Item 9 of the Cover Page.
Percent of class: Incorporated by reference from Item 11 of the Cover Page.
Sole power to vote or to direct the vote: Incorporated by reference from Item 5 of the Cover Page.
Shared power to vote or to direct the vote: Incorporated by reference from Item 6 of the Cover Page.
Sole power to dispose or to direct the disposition: Incorporated by reference from Item 7 of the Cover Page.
Shared power to dispose or to direct the disposition: Incorporated by reference from Item 8 of the Cover Page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: With respect to the beneficial ownership reported for Thomas A. Satterfield, Jr., 196,429 shares of common stock, 178,571 shares of common stock issuable upon the conversion of the Series A Preferred Stock (as defined on the Cover Page) and 196,429 shares of common stock issuable upon the exercise of the Warrants (as defined on the Cover Page) are held by Tomsat Investment & Trading Co., Inc., a corporation controlled by Mr. Satterfield and of which he serves as President; 319,197 shares of common stock, 290,178 shares of common stock issuable upon the conversion of the Series A Preferred Stock and 319,197 shares of common stock issuable upon the exercise of the Warrants are held by A.G. Family L.P., a partnership managed by a general partner controlled by Mr. Satterfield; 375,000 shares of common stock are held by Caldwell Mill Opportunity Fund, LLC, a fund managed by an entity of which Mr. Satterfield owns a 50% interest and serves as Chief Investment Manager; and 943,750 shares of common stock are held by Satterfield Vintage Investments, L.P. Tomsat Investment & Trading Co., Inc. and A.G. Family L.P. jointly own a majority of Satterfield Vintage Investments, L.P.'s equity, and Tomsat Investment & Trading Co., Inc. is the general partner of Satterfield Vintage Investments, L.P.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Thomas A. Satterfield, Jr.: /s/ Thomas A. Satterfield, Jr., Thomas A. Satterfield, Jr. (08/13/2025)